STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

PetroQuest Energy, Inc., organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the Board of Directors of PetroQuest Energy, Inc. adopted a proposed amendment of the Certificate of Incorporation of said corporation to allow stockholders to remove directors, with or without cause.

The proposed amendment reads as follows:

Article IX, Paragraph (B) is hereby amended and replaced in its entirety with the following:

B. Removal of Directors. Unless otherwise prescribed by law, a director of the Corporation may be removed from office as a director, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

SECOND: That, pursuant to a resolution of its Board of Directors, a meeting of the stockholders of PetroQuest Energy, Inc. was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares of Common Stock as required by statute were voted in favor of amending the Certificate to allow stockholders to remove directors, with or without cause.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows.]

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of May, 2016.

By: /s/ J. Bond Clement
Name: J. Bond Clement
Title: Executive Vice President, Chief Financial Officer and Treasurer